UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of Registrant’s name into English)

144 Menachem Begin Street, Tel Aviv 649210, Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

NASDAQ Delisting and Exchange Act Deregistration

On August 26, 2020, B Communications Ltd. (the “Company”) issued a press release announcing the Company’s intention to voluntarily delist its ordinary shares, par value NIS 0.1 per share (“ordinary shares”), from the NASDAQ Global Select Market. Following that delisting, the Company furthermore intends to deregister the ordinary shares under, and terminate the Company’s reporting obligations pursuant to, the Securities Exchange Act of 1934, as amended.

A copy of that press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K, including the exhibit hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside the Company’s control, which could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the U.S. Securities and Exchange Commission. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: August 26, 2020	By:	/s/ Tomer Raved
Name: Tomer Raved
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by B Communications Ltd. on August 26, 2020 announcing its intent to voluntarily delist its ordinary shares from the NASDAQ Global Select Market, and deregister and terminate its reporting obligations under the Securities Exchange Act of 1934, as amended

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